InterOil Executes Farm-In Agreement With Pacific Rubiales Energy For Interest In Triceratops And PPL 237

PORT MORESBY, Papua New Guinea and HOUSTON, July 30, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil" or the "Company") announced that it has executed a Farm-In Agreement and related documents with Pacific Rubiales Energy Corp. (TSX: PRE; BVC: PREC; BOVESPA: PREB) ("PRE") relating to its acquisition of a 10.0% net (12.9% gross) participating interest in Petroleum Prospecting License 237 ("PPL 237") onshore Papua New Guinea, including the Triceratops structure and exploration acreage located within that license. This announcement is made further to the Company's announcement on April 30, 2012 that it had entered into a Heads of Agreement ("HOA") with PRE and the terms are materially the same as those previously announced.

Execution of the Farm-In Agreement accomplishes one of the milestones contemplated to complete the farm-in transaction. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of joint venture operating agreements with PRE, and PNG Government approval. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96 million of the $116 million initial cash payment, which does not include carried costs, out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates ("PacLNG") are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure, by reducing PacLNG's indirect participating interest in the Triceratops structure. As a result, PacLNG will receive 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure. PacLNG will also receive a commission fee of 2.5% of cash payments made by Pacific Rubiales other than carry. Certain other indirect participating interest holders may also participate in the farm-in transaction.

"InterOil and its partners are pleased to have completed execution of the Farm-In Agreement with Pacific Rubiales, a company with a track record of successful exploration and production development," stated Mr. Phil Mulacek, Chief Executive Officer of InterOil. "We look forward to completing the Pacific Rubiales farm-in, and to accelerating appraisal and development of the Triceratops gas and condensate field in Papua New Guinea."

Ronald Pantin, Chief Executive Officer of Pacific Rubiales, commented: "We are very pleased to be partnered with InterOil and its management on what we believe to be a world class gas and condensate trend and which provides us with the strategic opportunity for early stage large resource capture on the doorstep of the world's fastest growing primary energy markets."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular: business plans, goals and strategies; planned exploration activities, the potential existence of gas or other hydrocarbons; payments to be made by Pacific Rubiales to InterOil; satisfaction of conditions to closing of the farm-in transaction; approval and registration of the assignment of Pacific Rubiales' participating interest in PPL 237 by the PNG Government; participation by PacLNG in the farm-in transaction; and reimbursement of certain payments in the event of termination of the Farm-In Agreement. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, the terms of the Farm-In Agreement, satisfaction by InterOil of conditions to closing of the farm-in transaction, expected future developments, the regulatory environment, exploration data previously obtained in relation to the Triceratops field, industry standard investment hurdle rates, estimated commodity prices, estimates of the project development costs and estimated timing of the start of the project, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully, among other factors. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no guarantee that any hydrocarbons will be discovered in commercial quantities in PPL 237 or the Triceratops Structure or that if they are discovered, any such hydrocarbons will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.